Mail Stop 3561



								July 22, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: July 5, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We reissue our prior comment 2. Please provide the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification for Securities Act Liabilities in the prospectus. We note your supplemental response that the information is located in part II of the registration statement; however, this is not part of the prospectus that is delivered to investors. Prospectus Cover Page
2. We reissue our prior comment 5. Please limit your disclosure to only that information required by Item 501 of Regulation S-B. Specifically, we refer you to the last sentence in the fourth paragraph.
3. We reissue our prior comment 7. Please disclose whether there are any individual minimum purchase requirements. Refer to Item 501(a)(9)(iii) of Regulation S-B.
4. We reissue our previous comment 8 noting that you twice disclose that the offering is being made on a "self-underwritten, no minimum basis." Revise as appropriate.
5. We reissue our prior comment 10. Please remove the statement that after effectiveness you plan to apply for quotation on the OTC Bulletin Board from the prospectus cover page.
6. Please update the page number in the cross-reference to the "Risk
Factors" section with each amendment, as necessary.

Inside Front and Outside Back Cover Page
7. We reissue our prior comment 13. Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

Summary Financial Information, page 7
8. The Loss per common share and weighted average number of common shares outstanding for the years ended June 30, 2004 and 2003 presented in this section do not agree to the amounts disclosed in the financial statements for the years ended June 30, 2004 and 2003.
Refer also to our previous comment 85 and revise the document accordingly.

Risk Factors, page 8
9. Please revise risk factor 9 to limit the disclosure in this section. Currently the information in this section is too detailed for the risk factors. More specific disclosure should be relocated to the business section.

Use of Proceeds, page 15
10. Clarify in the table, if true, that the salaries aspect of working capital will be allocated to salaries of management.
11. Clarify the allocation to cash flow funding.
12. We reissue our prior comment 21. Please discuss the allocation of proceeds if your raise less than $350,000.

Management`s Discussion and Analysis, page 18
13. Provide a comparison of the results of operations for the years ended June 30, 2004 and 2003.
Overview, page 20
14. Revise the Overview section to discuss the history of the operating subsidiary prior to the merger, describe how you accounted for the merger and the effect of the merger on the financial statements.
15. In response to our prior comment 26, we note that you have removed much of the disclosure that was repetitive of the information contained in the business section. You have not, however, addressed in the overview, the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations, and results of operations. Revise as appropriate.

Results of Operations - Period Ended March 31, 2005 Compared to Period Ended March 31, 2004
16. Discuss the reasons for the increase in cost of goods sold and general and administrative expenses. Discuss the amount and reason for the increase in salaries and wages, advertising, training and professional fees.

Revenues and Cost of Revenue, page 21
17. Revise the first paragraph of this discussion to clarify that the increase in revenue during the period is a result of the license agreement with LR Global.

Liquidity and Capital Resources, page 22
18. In the first paragraph of this discussion you state that you have an accumulated deficit of $115,017. The balance sheet as of March 31, 2005 reflects an accumulated deficit totaling $701,128.
Please
revise your disclosure so that the amounts disclosed in this section agree to the amounts presented in the financial statements.

19. In the second paragraph of this discussion you state that management believes that you have sufficient funds to operate for the next three months. In the following paragraph you state that management believes that you have sufficient funds to continue operations through the end of July 2005. In the fifth paragraph of this disclosure you state that the business needs an additional $80,000 to carry it through to September 2005. Please reconcile these statements and revise the document to present consistent disclosure.
20. In the fifth paragraph of this discussion, you state that if "we do not raise more than $1.2 million through this prospectus and obtain $180,000 for marketing, promotion, brand campaign costs, we may need to secure additional debt or equity funding to support our marketing and sales strategy in order to secure sufficient sales to become profitable". Revise to clarify the meaning of this sentence and discuss the derivation of the amounts disclosed.
21. We reissue our prior comment 31. Given your current cash position, explain how you intend to pay the costs associated with this offering. Please provide greater detail regarding the agreements you have entered into and the contracts you expect to execute in the near future. We may have further comment.
22. Update your disclosure as appropriate. Refer to the statement on page 23 where you disclose that management believes that you have sufficient funds to continue operations through July 2005.
23. Explain the purpose of the trustee position held by LR Global. In doing so, explain the purpose for the establishment of the Fit for
Business Australia/New Zealand Trust. We may have further comment.
24. Please explain the reference to $180,000 for marketing, promotion and brand campaign in the third paragraph on page 23. Also, please reconcile with the reference to $80,000 needed to sustain your business through September 2005.
25. We note the disclosure on page 23 that you will need to obtain additional financing if you are unable to raise at least $1.2 million in this offering. Discuss how your business would be impacted if you are unable to raise the $1.2 million in this offering or from other sources.
26. We note the statement on page 23 that if you are unable to raise money to pay the offering expenses, you intend to fund these costs through the issuance of promissory notes to Fort Street Equity. Please disclose whether Fort Street Equity has agreed to provide such funding. If so, state the terms of the agreement and file as an exhibit. We may have further comment.


Plan of Operations, page 24
27. We note that the content of the June 2005 plan of operations included in the previously filed Form SB-2 is now disclosed as the September 2005 plan of operations in the currently amended Form. Also, the content of the September 2005 plan of operations is now disclosed as the December 2005 plan of operation. Please explain to us and revise to disclose why the plan of operations has been delayed by three months.
28. Update the disclosure in this section as appropriate. Disclosure in the first sentence references March 31, 2005.
29. Expand your disclosure, as appropriate, as it pertains to the information relating to your "methods of achieving objectives."
To
this extent, we reissue our prior comment 37. Please provide as much disclosure as necessary so that a potential investor may understand the specific activities and costs associated with the achievement of sustained revenues. Currently, you merely identify the individuals or entities who will participate in the achievement of your objectives.
30. Update the disclosure relating to your TV pilot program as appropriate. Currently, we note references to dates that have since passed, e.g., May 29, 2005 and June 13, 2005.
31. Please provide reasonable bases for your revenue projections. Refer to Item 10(d)(1) of Regulation S-B. Revise to provide the basis for or delete the assumptions and projected amounts. The discussion of management`s plans and strategy is encouraged.
32. Please explain the references to South Korea at the top of page
29, when discussing plans to commence business in Japan by March 2006. Also, please explain this disclosure in light of the plans regarding commencing business in Japan in September 2005, as discussed on page 27.
33. Throughout the plan of operations you discuss the assistance you are receiving from Insource Pty Ltd. Revise to discuss the nature of your agreement with Insource Pty. Ltd and any material terms.

Achievements for the Quarter ending June 2005, page 24
34. Revise to disclose clearly whether the various "achievements" described have already happened or are planned to occur in the future. Some examples include the following. This is not an exhaustive list.
* Disclosure stating that you are "[s]eeking out speaking opportunities...".
* Disclosure stating that you are "[n]egotiating a regular column or two in leading business management and/or health magazines".
* Disclosure stating that "[t]he pilot has been then put in the hands of an advertising agency who has taken it to the major free to air commercial channels in Australia".

If the events described did not occur during the quarter ending
June
2005, please revise to discuss these plans under the proper heading in the plan of operations.
35. Under "Pilot TV program" on page 26, you provide various dates by which you expect to accomplish certain tasks related to the pilot television program. Some of these dates have already passed. Also, in the last paragraph of this disclosure you state that the project has been halted until capital can be raised (from this prospectus).
Accordingly, please revise your disclosure to provide an updated timetable.

Quarter ending September 2005, page 27
36. Under "Sales" on page 27, you state that the first "large sales contracts" will start coming to fruition due to activity in the quarter ending June 2005. However in "Achievements for Quarter ending June 2005 - Revenues", you state that revenues totaled only (approximately) $3,000. Please reconcile these statements and revise the document accordingly.
37. Under "Sales" on page 27, you state that you expect to hire five full time corporate account executives (during the quarter ending September 2005). However, under "Method of achieving objectives" on page 28, you state that the five employees are not expected to commence until the quarter ending December 2005. Please revise to provide consistent disclosure.

Quarter ending December 2005, page 29
38. Under "Pilot TV program" on page 26, you state that the pilot television project has been halted until more capital has been raised. Please revise the disclosure under "TV Program" on page 29 to reiterate this point.
39. Under Sales on page 29 (and page 30), you state that "[s]ales revenue in Australia is expected to be established with consistent program sales to medium to large corporations and government." Please revise to clarify the meaning of this sentence.

Business, page 32
40. We note the statement that you believe your approach and programs deliver a sustainable improvement to employees` lives and base this upon a US Department of Health and Human Services article. Please explain how you reached this conclusion about your specific program from this article. Provide similar analysis for the statement that
"this is reflected in their increased health, more positive mental and emotional states and greater productivity." Have you conducted any studies supporting such results? If not, provide the basis. Lastly, explain the basis for your stating your programs "improve employees` health and productivity and consequently enable businesses to improve their profitability." We may have further comment.
41. We note your response to prior comment 46, that the value of the
5 million shares issued to former officers and directors on May
30,
2001 was included in this amendment. We are unable to locate such disclosure. Please revise.
42. We also note your response to prior comment 47 and are unable to locate this disclosure in the prospectus. We therefore reissue the prior comment. In disclosing the material terms of the exchange agreement, state whether any finders` fees were paid or whether any compensation was paid, directly or indirectly. We also note the services Fort Street Equity provided in connection with the acquisition. Please disclose whether Fort Street Equity was compensated for these services provided.
43. We note in your response to prior comment 48 that you added certain information from the response in the prospectus. We are unable to locate this information. Please revise to add this disclosure to the prospectus.
44. Explain the incentives for account executives to join your business strategy since it appears as though the only compensation they will receive are commissions from the sales of Herbalife products. Will Fit for Business compensate these individuals in any way besides with a potential cash bonus? To this extent, disclosure indicates that, once funds are received, 35% goes back to the customer service representative. Elsewhere in the prospectus, however, disclosure indicates that 35% may go to the account executive. Please reconcile. If the account executive is to receive the 35% kick-back, then explain if and how the customer service representatives are compensated. We may have further comment.
45. Explain whether or not you have conducted any feasibility studies related to your business strategy.

Corporate Wellness Solution Program, page 34
46. In the last sentence of the second to last paragraph on page
35,
you state that "the remaining 50% [of the funds received] covers the cost of sales". Revise to clarify the meaning of this sentence in this disclosure and anywhere else in the document where this sentence is disclosed.

47. We reissue prior comment 56. Please provide the basis for your statement that "after entering a new country, we expect an initial period of rapid growth in sales." Item 10(d) of Regulation S-B requires the reasonable basis for all projections. In this case, since you have not entered any countries, the basis for your statement is not clear. Please revise or remove.
48. Clarify in the discussion of geographic profiles and sales trends that there is no guarantee you will expand into the following markets, or that if you do that you will obtain significant sales.
49. Please explain the roles and responsibilities of your 5 employees. Are these employees your officers and directors?
50. Disclose the number of customers you currently have and state whether any are major customers. If so, name and state the percent of revenues attributable to these customers. We direct your attention to Item 101(b)(6) of Regulation S-B. Also, consider adding a risk factor.

Licensee and the Australian and New Zealand License Agreement,
page
48
51. We reissue our prior comment 63. Please explain the business purpose for the license agreement with LR Global Marketing Pty Ltd.
52. We reissue our prior comment 64.  Disclose the estimated value of
the 500,000 shares Mark Poulsen transferred to LR Global. To this extent, disclose your supplemental response to our prior comment 64 in the prospectus.

Management, Directors, and Executive Officers, page 51
53. We partially reissue our prior comment 94. Disclose whether the company has adopted a policy regarding conflicts of interest. If so, explain whether the policy contains provisions intended to minimize any conflicts that may develop.

Principal Stockholders, page 56
54. Refer to our prior comment 73 and add a risk factor addressing the information raised in our previous comment.
55. We note the two lines of beneficial ownership for Fort Street Equity. Please delete the line showing beneficial ownership of 1,776,500 shares, as the other line is in accordance with the requirements of Item 403 of Regulation S-B.


56. We note footnote 4. You should only include the shares of common stock underlying options for the individual(s) owning options.
See
Instruction 3 to Item 403 of Regulation S-B.

Selling Stockholders, page 58
57. In the first sentence, please indicate that you a registering the resale of the shares owned by existing shareholders. Also, reconcile the 1,824,000 figure in the first sentence with the disclosure on the prospectus cover page. The table currently reflects the resale of 3,824,000 shares of common stock, rather than the 3,784,000 shares listed on the prospectus cover page. Please revise or advise.
58. Refer to our prior comment 78. Disclose in the prospectus how you propose to reflect any changes in selling securityholders.

Certain Relationships and Related Transactions, page 63
59. In light of your response to our prior comment 79, explain why you continue to disclose Mr. Poulsen`s reliance on the exemption from registration contained in section 4(2).
60. Please add the loans from related parties for the past two years.
We note the $44,748 due to related parties as of the most recent financial statements.

Financial Statements for the nine months ending March 31, 2005

Statement of Operations, page F-3
61. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended March
31, 2005 and 2004 and any references to the three month period in the notes to the financial statements. Refer to Item 310(b) of Regulation S-B.
62. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Revise Management`s Discussion and Analysis to discuss material changes in the components of general and administrative expenses.





Statement of Stockholders` Equity
63. Due to the fact that significant equity transactions took place during the nine months ending March 31, 2005, please revise to include a statement of stockholder`s equity for such period. Please review our previous comments 82 and 85 and apply the requested changes to the March 31, 2005 statement.

Statement of Cash Flows, page F-4
64. Revise "Net (payments to) loans from related parties" to disclose the additional loans and repayments on a gross basis in the financing activities section of this statement. Any noncash transactions involving these loans should be eliminated from the body of the cash flow statement and be disclosed in a separate schedule or table. Refer to paragraph 32 of SFAS 95.
65. If "loan from former director paid by issued shares" is a cash transaction, please provide a description that does not suggest noncash activity; if it is a noncash transaction, please eliminate it from the body of the cash flow statement and disclose it in a separate schedule or table.

Note 1 - Summary of Significant Accounting Policies (Revenue Recognition), page F-8
66. In view of L. R. Global`s failure to pay the license fee and the
multiple extensions of the due date, tell us why you believe you have
met the "collectibility is reasonably assured" criterion of SAB
104
for recognizing revenue relating to the license fee."
67. Your disclosure suggests that you have not yet recognized any revenue. Please revise to disclose your revenue recognition policies using the present tense. Delete the final paragraph of this note as it is boilerplate disclosure that provides no insight into your methods of revenue recognition. Revise to disclose how and when you meet the four criteria for recognizing revenue for each revenue-generating activity.

Note 8 - License Agreement, page F-18
68. In note 8 of the registration statement filed on May 20, 2005, you state that L.R. Global has the right to use the company`s logo, management information and other material within Australia and New Zealand. In the recently amended registration statement, you do not state that the license is only good in Australia and New Zealand. Please amend the current disclosure, if necessary.
69. Tell us why Mark Poulsen transferred 500,000 common shares to LR
Global in 2004 and the reasons why this transaction should not be reflected in the financial statements of Fit for Business as contemplated by the guidance of SAB Topic 5.T. Revise this note and
Management`s Discussion and Analysis to disclose the reason for the share transfer and the reasons for including or excluding it from the financial statements of Fit for Business.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
70. For the September 14, 2004 transaction, explain the reference to the issuance being valued at "$.TED TO SUPPLY per share." We may have further comment.
71. Discuss the sophistication of the investors in the September
20,
2004 transactions. Disclose the date the convertible notes were issued.

Exhibits
72. Please revise the legality opinion to opine upon the common stock
to be sold by the company.  Currently the opinion states "the shares
of common stock to be sold by the selling shareholders...."
73. Please file a validly executed extension agreement.
74. We note your response to our prior comment 93 that the bylaws are correct. Please clarify whether the bylaws have been amended since the version filed on Edgar. If not, clarify why they were not amended to reflect the change in the corporate name.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188




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Mark Poulsen
Fit for Business International, Inc.
July 22, 2005
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